

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

James Patrick McCormick
Chief Executive Officer
Western Acquisition Ventures Corp.
42 Broadway, 12th Floor
New York, NY 10004

> **Re: Western Acquisition Ventures Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed May 15, 2024**
> **File No. 333-269724**

Dear James Patrick McCormick:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 15, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4

Description and Accounting for the Potential Acquisition of SLG, page 44

1. Please provide us with an analysis of how you determined that the acquisition of SLG should be accounted for as a business combination under GAAP, whereby SLG will be treated as the acquired company. As part of your response, explain how you considered the newly formed subsidiary contemplated by the SLG Term Sheet, in which you will own a 49% interest and Mr. Burns will own a 51% interest.

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 44

2.   We note your response to prior comment 1 and reissue our comment. Please provide us with reconciliations of the Cycurion [Pre-Merger] amounts in your table on the cover page to your consolidated financial statements and the Cycurion [Post-Merger] amounts in your table to your pro forma financial information.

3.   Please explain whether you comply with the maximum redemption conditions in the Merger Agreement and the requirement of WAV's current Amended and Restated Certificate of Incorporation. In this respect, we note that WAV cannot redeem Public Shares if it would result in WAV having a minimum net tangible asset value of less than $5,000,001, after giving effect to the payments to redeeming stockholders.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 52

4.   We note that a portion of adjustment (C) reflects legal fees recorded as accounts payable as of December 31, 2023 and the settlement of $788,030 as legal fees through the issuance of 78,803 shares of common stock, related to the Business Combination. Please clarify where this adjustment is presented in the Unaudited Pro Forma Condensed Combined Balance Sheet.

5.   We note that adjustment (D) reflects the issuance of 1,000 shares ($1,000,000) of Series B Convertible Preferred Stock of Cycurion. Please reconcile this adjustment with your disclosures on page F-50 that indicate on April 12, 2024, the Company issued 1,000 shares of Series B preferred and 2,000,000 warrants to an otherwise unaffiliated investors for $1,500,000 in gross proceeds.

6.   We note that a portion of adjustment (E) reflects the elimination of the loan and accrued interest between WAV and Cycurion. Please tell us how you considered any additional borrowings subsequent to December 31, 2023. In this respect, we note from your disclosures on page F-24 that the WAV received $ 254,269 into its operating bank account to be used for working capital expenses and tax obligations. We further note from your disclosures on page F-50 that on May 3, 2024, WAV and the Cycurion amended the Promissory Note to increase its principal amount to $554,269.

7.   We note that adjustment (1) reflects the share exchange resulting from the Business Combination of SLG, whereby WAV issues 996,355 shares of post-Business Combination shares of WAV common stock. Please revise your disclosures to clarify how you calculated the estimated purchase consideration of $12,820,415. Explain how you considered the RCR Term Sheet and the additional shares of Cycurion preferred stock that will be granted in your determination of the purchase price and the fair value of the assets acquired and liabilities assumed. Explain how you considered intercompany receivables

and payables in determining the fair value of the assets acquired and liabilities assumed.

Information about Cycurion
Our Business, page 128

8.   We note your response to prior comment 4. Please explain why you removed the key performance indicator: Gross Labor Hours. Explain how management uses Gross Labor Hours to manage the business.

Information about Cycurion, page 128

9.   We note that you provided audited financial statements for SLG for the fiscal years ended December 31, 2023 and 2022. Please revise to include management's discussion and analysis of financial condition and results of operations for SLG.

SLG Acquisition Agreement, page 130

10.   We note that because certain of the agreements to which SLG is the prime contractor require that the majority owner of the prime contractor be a resident of the City of Chicago or of Cook County (depending on the contract), contemporaneously with the consummation of the first of the two transactions, (i) SLG will divest itself of those agreements with the residency requirements, (ii) the second newly formed subsidiary will assume those agreements, (iii) you will assign to Mr. Ed Burns a 51% interest in that newly formed subsidiary, and (iv) that subsidiary and you will enter into a Management Agreement, the economic terms and management/control terms of which are intended to be the equivalent of complete ownership of that then 49% owned subsidiary. Please tell us the amount of revenues associated with the agreements that require the majority owner of SLG to be a resident of the City of Chicago or of Cook County for each period presented. Clarify how you plan to account for your 49% interest in the newly formed subsidiary and explain why you believe the Management Agreement will give you the equivalent of complete ownership in the subsidiary. Cite the accounting guidance that you are relying upon to account for the newly formed subsidiary.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cycurion
Liquidity and Capital Resources, page 145

11. Please help us understand why the accounts receivable aging analysis you provided in response to prior comment 5 does not include SLG. Provide us with an accounts receivable aging analysis for SLG.

Critical accounting policies and significant judgments and estimates, page 147

12. Please clarify your revised disclosures in response to prior comment 6 that state "The review of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step qualitative impairment test." Disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values.

    Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jeff Kauten at 202-551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Keith J. Billotti